Filed Pursuant to Rule 424(b)(2)
Registration No. 333-146540

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Amount of Registration Fee (3)
Common Stock, par value $0.01 per share	$500,000,000	$19,650.00

(1)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as the average of the high and low price of our common shares on the Nasdaq Global Market on December 12, 2008.

(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated October 17, 2008)	Registration No. 333-146540

$500,000,000

Common Shares

        We have entered into an ATM Equity OfferingSM Sales Agreement with Merrill Lynch, Pierce Fenner & Smith Incorporated, or Merrill Lynch, for the offer and sale of up to $500,000,000 of our common shares, par value $0.01 per share, offered by this prospectus supplement and the accompanying prospectus dated October 17, 2008.  The Company previously filed a prospectus supplement pursuant to Rule 424(b), dated November 5, 2008, or the November 5, 2008 Prospectus Supplement, relating to the offer and sale of up to 25,000,000 common shares.  The Company issued and sold a total of 24,980,300 common shares pursuant to the November 5, 2008 Prospectus Supplement, the net proceeds of which were $167.1 million after deducting expenses of the offering.  The Company does not intend to offer any remaining shares under the November 5, 2008 Prospectus Supplement.

In accordance with the terms of the sales agreement, we may offer and sell our common shares at any time and from time to time through Merrill Lynch as our sales agent.  Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on The Nasdaq Global Select Market or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “DRYS.” The last reported sale price of our common stock on The Nasdaq Global Select Market on January 26, 2009 was $11.40 per share.

             Investing in our common stock involves a high degree of risk.

See the risk factors beginning on page S-9 of this prospectus supplement and the risk factors beginning on page 20 of the accompanying prospectus dated October 17, 2008 to read about the risks you should consider before purchasing our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Merrill Lynch will receive from us a commission equal to 2.5% of the gross sales price per share for any common shares sold through it as our sales agent under the sales agreement.  Subject to the terms and conditions of the sales agreement, Merrill Lynch will use its commercially reasonable efforts to sell on our behalf any common shares to be offered by us under the sales agreement.

Merrill Lynch & Co.
The date of this prospectus supplement is January 28, 2009

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and the securities offered hereby, and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information and disclosure. When we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the common shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, “Where You Can Find Additional Information” before investing in our common shares.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	future operating or financial results;

●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

●	statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;

●	our ability to obtain additional financing;

●	expectations regarding the availability of vessel acquisitions; and

●	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this prospectus.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

i

       This section summarizes some of the information that is contained later in this prospectus supplement or in other documents incorporated by reference into the registration statement of which this prospectus supplement is a part. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus supplement or is contained in the documents that we incorporate by reference into the registration statement of which this prospectus supplement is a part.

PROSPECTUS SUMMARY

Unless the context otherwise requires, as used in this prospectus supplement, the terms “Company,” “we,” “us,” and “our” refer to DryShips Inc. and all of its subsidiaries, and “DryShips Inc.” refers only to DryShips Inc. and not to its subsidiaries.

We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands corporation with our principal executive offices in Athens, Greece. We were incorporated in September 2004. As of January 26, 2009, we own, through our subsidiaries, a fleet of 43 drybulk carriers comprised of seven Capesize, 29 Panamax, two Supramax, and five newbuilding drybulk vessels, which have a combined deadweight tonnage of approximately 3.9 million dwt.  Our drybulk fleet principally carries a variety of drybulk commodities including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. The average age of the vessels in our drybulk fleet is 8.0 years.  We are also an owner and operator of two ultra-deep water semi-submersible drilling rigs and two ultra deep-water newbuilding drillships, which are discussed in greater detail below.

We employ our drybulk vessels under period time charters, on bareboat charters, in the spot charter market and in drybulk carrier pools.  Twenty of our vessels are currently employed on time charter, with an average remaining duration of five years, and three of our vessels are currently employed on bareboat charters.  Twelve of our vessels are currently trading in the spot market. Two of our vessels are currently unfixed, as a result of cancelled contracts for sale, and we intend to charter these vessels in the spot market.  One of our Panamax drybulk carriers is currently operated in a Panamax drybulk carrier pool. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes and to perform more efficient vessel scheduling thereby increasing fleet utilization.

All of our drybulk carriers are managed by Cardiff Marine Inc., or Cardiff, under separate ship management agreements.  Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, has been active in shipping since 1976 and formed Cardiff in 1991. We are affiliated with Cardiff.  Cardiff, a Liberian corporation with offices in Greece, is responsible for all technical and commercial management functions of our drybulk fleet. We believe that Cardiff has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Seventy percent of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou.  The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by Mr. Economou’s sister, who is also a member of our board of directors.

Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Cardiff’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Cardiff completed early implementation of the International Maritime Organization’s, or IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, in 1996. Cardiff has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM Code and has been ISO 14001 certified since 2003, in recognition of its commitment to overall quality.

In addition, through our acquisition of Ocean Rig ASA, or Ocean Rig, a Norwegian offshore drilling services company whose shares were listed on the Oslo Stock Exchange, we own and operate two ultra-deep water, harsh environment, semi-submersible drilling rigs, the Leiv Eiriksson and the Eirik Raude.  In April 2008, we, through our subsidiary, DrillShips Investment Inc., or DrillShips Investment, exercised an option to acquire two newbuilding advanced capability drillships for use in ultra-deep water locations, identified as Hull 1865 and Hull 1866, for an expected cost of approximately $800 million per drillship.  We expect to take delivery of Hulls 1865 and 1866 in July 2011 and September 2011, respectively.  Our subsidiary Primelead Shareholders Inc., or Primelead Shareholders, entered into a share purchase agreement with related parties to acquire Drillships Holdings, Inc., or Drillships Holdings, which has contracts for construction of two newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively, in exchange for 25% of the then-outstanding shares of Primelead Shareholders.  Drillships Holdings is controlled by clients of Cardiff including Mr. Economou.

We have announced our intention to spin off to our shareholders our interests in our subsidiary, Primelead Shareholders, which owns the stock of Ocean Rig ASA.  Prior to or concurrently with the spin off of Primelead Shareholders, it will acquire (i) our existing subsidiary, DrillShips Investment, which has contracts for construction of the two drillships, Hulls 1865 and 1866, and (ii) Drillships Holdings, an entity not currently owned by us, which has contracts for construction of Hulls 1837 and 1838.  Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. If the spin off does not occur, we currently anticipate that we will not close on our acquisitions of Hulls 1837 and 1838.  Our investment in Ocean Rig ASA amounts to $1.4 billion, which our subsidiary, Primelead Limited, financed in part with approximately $800.0 million of borrowings, which DryShips Inc. has guaranteed. We are currently discussing with our lenders being released from our guarantee in the event the spin off proceeds.  However, unless our lenders agree and assuming the spin off proceeds as announced, we will retain liability for the indebtedness that was incurred to acquire Ocean Rig ASA but will no longer have an equity interest in Primelead Shareholders and, accordingly, will not share in the revenues or profits of its offshore drilling operations.  Currently, $650 million of the $800 million of acquisition indebtedness is outstanding.

The Leiv Eiriksson, one of our two drilling rigs, is currently operating under a two-year contract expiring in September 2009 with Shell U.K. Limited, A/S Norske Shell and Shell E&P Ireland Limited for drilling operations in Irish, UK and Norwegian waters, which we refer to as the Shell contract.  The rig operated in Irish waters in the second quarter of 2008 and relocated to Norwegian waters in the third quarter of 2008. On July 11, 2008, we obtained the requisite approvals from the Norwegian authorities and commenced operations in Norwegian waters.  In 2008, a dayrate of $476,000 applied while the rig was operating in Ireland and in the UK, and a dayrate of $517,000 applied while the rig was operating in Norwegian waters. We have not yet secured subsequent employment for the Leiv Eiriksson after the current contract expires in September 2009.

In October 2008, our other drilling rig, the Eirik Raude, commenced a contract entered in for a three-year term with Tullow Oil PLC for development drilling in offshore Ghana at an average dayrate over the contract period of $637,000, based upon 100% utilization, expiring in October 2011, which we refer to as the Tullow Oil contract. Tullow Oil has an option through March 31, 2009 to extend the contract for one or two additional years.

Various subsidiaries of Ocean Rig ASA directly manage the Eirik Raude and the Leiv Eiriksson. The supervision of the construction of the two newbuilding drillships identified as Hulls 1865 and 1866 is performed by our subsidiary, Ocean Rig AS, pursuant to three separate management agreements.  On August 1, 2008, the owning companies of the two newbuilding drillships identified as Hulls 1837 and 1838, which we entered into a share purchase agreement to acquire, each entered into a separate management agreement with Ocean Rig AS for the supervision of the construction of these drillships on the same terms as the agreements by and between the owning companies of drillship hulls 1865 and 1866 and Ocean Rig AS.  We expect to enter into separate management agreements with Cardiff prior to the spin off, pursuant to which Cardiff will provide additional supervisory services in connection with the newbuilding drillships, Hull 1837, Hull 1838, Hull 1865 and Hull 1866.

The Effect Of Recent Developments In The International Drybulk Shipping Industry On Our Business

        The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October alone.  Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

       The general decline in the drybulk carrier charter market has resulted in lower charter rates for some of our vessels exposed to the spot market and our time charters and bareboat charter linked to the BDI.  Specifically, we have 12 vessels trading in the spot market that are currently exposed to the downturn in the drybulk charter rates, five newbuilding drybulk carriers that we expect will operate on spot charters when delivered in 2009 to 2010, as well as two vessels on time charter and one vessel on bareboat charter at rates that adjust with the BDI. The duration of our spot charters is between 60 and 90 days. Eleven spot charters expire in the period January 28, 2009 through February 28, 2009.  Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low or decline even further.

In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values. We previously entered into contracts for the sale of the M/V La Jolla, the M/V Paragon and the M/V Toro for an aggregate purchase price of $190.4 million.  Due to the steep decline in the drybulk market, we do not expect to deliver these vessels to the sellers. As a result, we will retain the current indebtedness on these vessels.  Only the M/V Toro is chartered, and therefore we will have to seek employment for the vessels M/V Paragon and M/V La Jolla at the current low charter rates in the spot market.

Our Fleet

               Please see the fleet table below, which reflects information on our fleet development and employment as of January 26, 2009.  Drybulk charter rates have deteriorated significantly from the rates set forth as of October 17, 2008, contained in Post-Effective Amendment No. 1 to our Registration Statement on Form F-3ASR, filed on October 20, 2008.

Fleet Employment Data						Redelivery
	Year Built	DWT	Type	Current Employment	Gross rate per day	Earlier	Latest
Period Employment Capesize:
Brisbane	1995	151,066	Capesize	T/C	$57,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	T/C	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	T/C	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	T/C	$57,000	Dec-11	Apr-12
Panamax:
Avoca	2004	76,500	Panamax	T/C	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	T/C	$43,750	May-12	Jul-12
Capitola	2001	74,832	Panamax	T/C	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-13	Aug-13
Ecola	2001	73,931	Panamax	T/C	$43,500	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	T/C	$55,500	Jun-12	Aug-12
Majorca	2005	74,364	Panamax	T/C	$43,750	Jun-12	Aug-12
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-12	Sep-12
Padre	2004	73,601	Panamax	T/C	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	T/C	$42,500	Sept-13	Dec-13
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	T/C	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	T/C	$39,500	May-13	Jul-13
Xanadu	1999	72,270	Panamax	T/C	$39,750	Jul-13	Sep-13
Heinrich Oldendorff	2001	73,931	PaPanamax	BB**	$0	Mar-09	Jun-09
Supramax:
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Oct-11	May-12
Pachino	2002	51,201	Supramax	BB	$20,250	Sept-10	Feb-11

Spot Vessels

Capesize :
Alameda	2001	170,269	Capesize	Spot***	*
Newbuildings:
N/B-Hull No: 2089	Q2 2009	180,000	Capesize	Spot	N/A
Panamax:
Conquistador	2001	75,607	Panamax	Spot**	*
Coronado	2000	75,706	Panamax	Spot	*
Iguana	1996	70,349	Panamax	Spot	*
La Jolla	1997	72,126	Panamax	Unfixed	*	****
Delray	1994	71,862	Panamax	Spot	*
Maganari	2001	75,941	Panamax	Spot	*
Ocean Crystal	1999	73,688	Panamax	Spot	*
Oregon	2002	74,204	Panamax	Spot	*
Paragon	1995	71,259	Panamax	Unfixed	*	****
Primera	1998	72,495	Panamax	Spot	*
Sonoma	2001	74,786	Panamax	Baumarine	*
Sorrento	2004	76,633	Panamax	Spot	*
Toro	1995	73,034	Panamax	Spot	*	****
Marbella	2000	72,561	Panamax	Spot	*

Newbuildings:
N/B-Hull No: SS058	Q2 2010	82,100	Panamax	Spot	N/A
N/B-Hull No: SS059	Q3 2010	82,100	Panamax	Spot	N/A
N/B-Hull No: 1518A	Q3 2009	75,000	Panamax	Spot	N/A
N/B-Hull No: 1519A	Q4 2010	75,000	Panamax	Spot	N/A

Rigs
			Contract with Shell U.K Limited, A/S Norske Shell
Leiv Eiriksson	2001	Fifth-generation semi	and Shell E&P Ireland for a two-year term at day rates
		submersible drilling unit	ranging between $476,000 and $517,000 and expiring
			in September 2009

		Fifth-generation semi-submersible	Contract with Tullow Oil PLC for a three-year term at
Eirik Raude	2002	drilling unit	a day rate of $637,000 and expiring in October 2011

Newbuilding Drillships:
N/B-Hull No: 1865	Q3 2011	UDW Drillship
N/B-Hull No: 1866	Q3 2011	UDW Drillship
N/B-Hull No: 1837	Q4 2010	UDW Drillship*****
N/B-Hull No: 1838	Q1 2011	UDW Drillship*****

*
For spot vessels, we have calculated an average TCE rate of $5,000 per day for January 2009. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. See our Annual Report on Form 20-F for the year ended December 31, 2007 for further information with respect to calculation of this performance measure.

**	The gross rate per day is 100% of the average of the TC routes of the Baltic Panamax Index (PM4TC).
***	The gross rate per day is 100% of the average of the TC routes of the Baltic Capesize Index .
****
We previously entered into contracts for the sale of these vessels for an aggregate purchase price of $190.4 million.  Due to the steep decline in the drybulk market, we do not expect to deliver these vessels to the sellers and therefore we expect to trade these vessels in the spot market.

*****	If the spin off of Primelead Shareholders does not occur, we currently do not anticipate that we will close on our acquisition of these newbuilding drillships.

1.	For vessels trading in the Baumarine pool, the TCE rate is the pool’s estimate for earnings in the month of December.
2.	For vessels trading in the spot market or the Baumarine pool, the quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.
3.	The M/V Heinrich Oldendorff, M/V Clipper Gemini and M/V Pachino (ex M/V VOC Galaxy) are employed under bareboat charter.
4.
We previously entered into an agreement to purchase the Panamax drybulk carrier the M/V Maple Valley for $61.0 million. We have entered into arbitration proceedings with the seller for breach of contract and are seeking legal remedies under the memorandum of agreement in order to complete return of our purchase deposit.

RECENT DEVELOPMENTS

Cancellation of Purchases of Four Panamax Vessels

We previously entered into separate agreements to acquire four Panamax vessels, including two newbuildings, for an aggregate purchase price of $400 million, from companies beneficially owned by George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer.  In December 2008, we agreed to cancel these transactions in exchange for a cash payment by us of $105.0 million in addition to the sellers’ retaining the deposits totaling $55.0 million we previously paid for the four vessels.  The vessels were: (i) a 75,228 dwt Panamax vessel built in 2008, (ii) a 75,204 dwt Panamax vessel built in 2007, (iii) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the fourth quarter of 2008 and (iv) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the first quarter of 2009.  As part of the termination agreement, we will have the exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160.0 million. The exclusive purchase option granted to us by the selling companies will terminate on December 31, 2009. The agreement was negotiated and approved by a committee consisting of the independent members of our board of directors.

Cancellation of Purchases of Nine Capesize Vessels

In October 2008, we agreed to purchase nine Capesize drybulk carriers for consideration aggregating $1.17 billion, consisting of 19.4 million of our common shares and the assumption of an aggregate of $470.4 million in debt and future commitments.  The sellers were clients of Cardiff Marine Inc., including affiliates of George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and unaffiliated parties.  In light of the considerable decrease in asset values of the nine Capesize vessels, we have reached an agreement with the sellers to cancel this transaction.  The consideration to cancel the transaction will consist of the issuance of 6.5 million of our common shares to entities that are unaffiliated with us nominated by the third-party sellers, which will be subject to a six month lock-up period.  The consideration received by entities controlled by George Economou will consist solely of 3.5 million warrants with strike prices, depending on the relevant tranches, of between $20 to $30 per share.  Each warrant entitles the holder to purchase one share of our common stock.  The warrants will vest over an 18-month period and will expire after five years.  This transaction has been approved by the independent members of the board of directors and is subject to negotiation and execution of definitive documentation.

Disposal of Three Capesize Newbuildings

In July 2007 and April 2008, we entered into separate agreements to acquire three Capesize newbuildings from unaffiliated third parties for an aggregate purchase price of $364.0 million.  We have agreed to transfer our interests in the owning companies of these vessels to an entity that is not affiliated with us.  In connection with this transfer of interest, the sellers will release us and our relevant subsidiaries from the purchase agreements for these vessels. This release reduces our aggregate obligations in the amount of $364.0 million in exchange for a total consideration of $116.4 million. The consideration consists of $36.4 million in deposits toward the acquisition of the three vessels already made by us, $30.0 million in cash that has been paid to the purchaser, and two additional tranches of $25.0 million each payable to the purchaser within 30 and 60 days, respectively. The two additional tranches may be paid in cash or, at our option, by issuing 2.6 million shares of our common stock for each tranche.

Cancellation of Vessel Sale

On March 15, 2008, we entered into a memorandum of agreement to sell the M/V Delray (ex  M/V Lacerta), a 1994 built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million.  The sale will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We intend to pursue all legal remedies against the buyer.

Sale of Vessel

In November 2008, we delivered the M/V Tonga, a 1984 built, 66,798 dwt Panamax drybulk carrier, to her new owners for the sale price of $3.8 million, resulting in a loss of $3.0 million.

Suspension of the Payment of Dividends

                In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to enhance our liquidity. The payment of dividends to our shareholders in the future is subject to limitations imposed by our lenders.

Adjustment in Contract Price for Two Panamax Newbuildings

We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each.  These vessels are scheduled for delivery from Hudong Shipbuilding in the second quarter of 2009 and the third quarter of 2010, respectively.  An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding.  We will issue a guarantee to the shipyard for this increase in the  purchase price of Hulls 1518A and 1519A.  This transaction has been approved by the independent members of the board of directors as an accommodation to our manager.

Appointment of New Director

On December 19, 2008, Mr. Angelos Papoulias resigned as a member of our board of directors, effective December 19, 2008.  This resignation was accepted by us on December 22, 2008, on which day our board of directors appointed Mr. Evangelos Mytilinaios as a member of the board and as the chairman of our audit committee to succeed Mr. Papoulias.  Mr. Mytilinaios has extensive experience in the shipping industry.  He served as a senior executive in the Peraticos and Inlessis Group of Companies, which are involved in the drybulk and tanker shipping sectors.  He presently heads a diversified group of companies involved in tourism and real estate development in Greece and the United Kingdom.  After attending the Athens University of Economics, he started his career by joining and heading his family’s aluminum production enterprise, Mytilineos Holdings S.A., one of the largest aluminum product manufacturers in Greece.

Discussions Concerning Waiver and Amendment of our Loan Agreement Covenants

      Two of our leading banks, which collectively held $751.8 million of our indebtedness as of December 31, 2008, have notified us that we are in breach of certain financial covenants contained in our loan agreements, and we have been in communication with another lender that currently holds $650 million of our outstanding indebtedness regarding breach of loan covenants. Currently, we are in discussions with these and other lenders for waivers and amendment of certain financial and other covenants contained in our loan agreements. There can be no assurance that we will be successful in obtaining such waivers and amendments. In addition, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.  These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees.  In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.  We may be required to use a significant portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness. If our lenders declare an event of default, our lenders have the right to accelerate our outstanding indebtedness under the relevant agreement and foreclose the liens on the vessels mortgaged thereunder.

Acquisition of Newbuilding Drillships Identified as Hulls 1837 and 1838

On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of Cardiff, including Mr. Economou. The drillships are sister vessels to drillship hulls 1865 and 1866 and are also being constructed by Samsung Heavy Industries. The expected cost of construction is approximately $747.5 million per unit.  As of January 26, 2009, $413.0 million has been paid in installments for these hulls. In connection with the acquisition of these drillships, we will assume installment payments totaling $1.1 billion and will assume or have incurred total debt obligations of $261.1 million.  We have not yet obtained financing for this $1.1 billion of installment payments for Hulls 1837 and 1838, which amounts to approximately 70% of the purchase price of these drillships.

The consideration payable to the sellers of DrillShips Holdings for these two ultra deepwater drillships will be in the form of newly issued shares of Primelead Shareholders. Primelead Shareholders will issue to the sellers of DrillShips Holdings such number of shares that will be equal to 25% of its then issued and outstanding shares. The percentage of common shares to be issued to the sellers of DrillShips Holdings was determined based on valuations of the two newbuilding drillships prepared by third party appraisers.  If the spin off of Primelead Shareholders does not occur, we currently anticipate that we will not close on our acquisitions of Hulls 1837 and 1838. In October 2008, we advanced on behalf of the owning companies of newbuilding Hulls 1837 and 1838 installment payments in the aggregate amount of $5.0 million. In conjunction with these payments, we entered into an indemnity agreement with these owning companies, pursuant to which such owning companies undertook to reimburse us for such installment payments, plus interest at a fixed rate of five percent, if the spin off does not occur.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying the securities we may offer using this prospectus. These risk factors are incorporated by reference into the Registration Statement of which this prospectus is a part from the Company’s Annual Report on Form 20-F filed on March 31, 2008. In addition, you should also consider carefully the risks set forth below, as well as those under the heading “Risk Factors” in the base prospectus and our Report on Form 6-K filed on November 6, 2008, before investing in the securities offered hereby. The occurrence of one or more of these risk factors could adversely affect our results of operations or financial condition.

Investment in our shares involves a high degree of risk.

       The abrupt and dramatic downturn in the drybulk charter market, from which we derive the large majority of our revenues, has severely affected the drybulk shipping industry and has harmed our business.  The BDI fell 94% from May 2008 through December 2008, and there is no indication that the drybulk charter market will experience any significant recovery over the next several months.  These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for drybulk shipping, including, among other things:

●	an absence of financing for vessels;
●	no active second-hand market for the sale of vessels;
●	extremely low charter rates, particularly for vessels employed in the spot market;
●	charterers' seeking to renegotiate the rates for existing time charters; and
●	widespread loan covenant defaults in the drybulk shipping industry.

        Two of our leading banks, which collectively held $751.8 million of our indebtedness as of December 31, 2008, have notified us that we are in breach of certain financial covenants contained in our loan agreements, and we have been in communication with another lender that currently holds $650 million of our outstanding indebtedness regarding breach of loan covenants. Currently, we are in discussions with these and other lenders for waivers and amendments of certain financial and other covenants contained in our loan agreements.  Given the depressed charter market, the values of our vessels could fall even further and be below our outstanding debt.  If we are unable to obtain waivers or covenant amendments from our banks, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter market remain depressed, we may seek to restructure our outstanding indebtedness.

        Accordingly, your investment in our shares could lose most or all of its value.  Please read the risk factors described herein, in the base prospectus and in the documents incorporated by reference herein.

The drybulk carrier charter market has continued to deteriorate since October 2008, which has adversely affected our revenues, earnings and profitability and our ability to comply with our loan covenants.

        The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone.  Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.  The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

 We currently employ 12 vessels in the spot market with their charters scheduled to expire in the next ninety days, by which time we will have to negotiate new employment for all of these 12 vessels in the currently very depressed charter market.  In addition, two of our vessels are employed on time charters and one of our vessels is employed on a bareboat charter at rates that adjust with the BDI.  If the very low charter rates in the drybulk market continue through any significant period in 2009, this would have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.  In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.

We have received notices from certain of our lenders that we are in breach of certain financial covenants contained in our loan agreements and are currently in discussions with these and other lenders for waivers and amendments of certain financial and other covenants contained in our loan agreements, and if we are not successful in obtaining such waivers and amendments, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business.

        Our loan agreements require that we maintain loan to value ratios ranging from 120% to 200% of the total amount outstanding under the relevant agreement. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants.  In addition, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.  We have received notices from certain of our lenders that we are not in compliance with our loan to value covenants and we are currently in discussions with these and other lenders for waivers and amendments of certain financial and other covenants contained in our loan agreements.  There can be no assurance that we will be successful in obtaining such waivers and amendments.

        If we are not in compliance with our financial covenants, and are unable to obtain waivers, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  In addition, if we are unable to obtain waivers, we may be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets. In addition, we may be unable to obtain a report of our independent registered public accounting firm relating to our annual audited financial statements without a “going concern” qualification, which may trigger further defaults under our loan agreements.

        If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

If we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

        Our lenders may impose the following restrictions that limit our ability to, among other things:

●	pay dividends to investors,

●	make capital expenditures,

●	incur additional indebtedness, including through the issuance of guarantees,

●	create liens on our assets, and/or

●	drop below certain minimum cash deposits, as defined in our credit facilities.

Therefore, our ability to engage in some corporate actions may be restricted.  In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.  We may be required to use a significant portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness.  These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We are dependent upon key management personnel, particularly our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. George Economou.

Our continued operations depend to a significant extent upon the abilities and efforts of our management team, particularly our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. George Economou.  The loss of Mr. Economou’s service to our Company could adversely affect our discussions with our lenders and management of our fleet during this difficult economic period and, therefore, could adversely affect our business prospects, financial condition and results of operations.  We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel, including Mr. Economou.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Twenty of our vessels are currently employed under time charters, while three of our vessels are currently employed on bareboat charter, with 11 customers, with 85% of our revenues for the nine months ended September 30, 2008 generated from 30 customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. The time charters on which we deploy 20 of the vessels in our fleet provide for charter rates that are significantly above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We may be unable to fulfill our obligations under our agreements to acquire one vessel and to complete the construction of five newbuilding drybulk vessels that are expected to be delivered to us in 2009 and 2010.

We currently have contracts to acquire one vessel and to complete the construction of five newbuilding vessels, for which we will be required to procure additional financing of approximately $280.5 million.  Our ability to obtain financing in the current economic environment, particularly for the acquisition of drybulk vessels, which are experiencing low charter rates and depressed vessel values, is limited and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we could lose our deposit money, which amounts to $70.6 million for the drybulk carriers as of January 26, 2009 and we may incur additional liability and costs.

If the spin off of our subsidiary, Primelead Shareholders Inc., is delayed or does not occur, we will have significant additional indebtedness and payment obligations relating to the two drillships under construction that it will acquire.

 Prior to or concurrently with the spin off of our subsidiary, Primelead Shareholders, which now owns the stock of Ocean Rig ASA, it will acquire (i) our existing subsidiary, DrillShips Investment, which has contracts for construction of the two drillships, Hulls 1865 and 1866, to be delivered in July 2011 and September 2011, respectively, and (ii) DrillShips Holdings, an entity not currently owned by us, which has contracts for construction of Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively, in exchange for 25% of the then-outstanding shares of Primelead Shareholders.  Drillships Holdings is controlled by clients of Cardiff, including Mr. Economou. Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. If the spin off is delayed or does not occur, we will retain liability for the $173.4 million of indebtedness for Hulls 1865 and 1866 already incurred to finance payments made under the drillship newbuilding contracts, with no newbuilding installment payments due within the next year and $1.2 billion of newbuilding installment payments due thereafter. We have signed contracts to purchase two additional newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, for which there are $1.1 billion in remaining installment payments. Financing has not been arranged for these installment payments. If the spin off does not occur, we currently anticipate that we will not close our acquisitions of Hulls 1837 and 1838. This indebtedness would be in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, would adversely affect our ability to comply with our loan covenants and service our indebtedness and would adversely impact our profitability and cash flows.  If for any reason we fail to take delivery of the two newbuilding drillships, Hulls 1865 and 1866, we could lose our deposit money, which amounts to $430.8 million as of January 26, 2009.

An impairment of goodwill and intangible assets could reduce our earnings.

At September 30, 2008, our balance sheet reflected approximately $692.6 million of goodwill associated with the acquisition of Ocean Rig ASA. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets such as intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings with a correlative effect on our equity and balance sheet leverage as measured by debt to total capitalization.

We cannot be assured that we will be able to raise equity and debt financing sufficient to meet our future capital and operating needs.

    We expect that the net proceeds of this offering will be $487.2 million; however we cannot assure you that we will be able to sell such amount of common shares.  Furthermore, even if we raise these net proceeds, we cannot be assured that the proceeds will be sufficient to meet our capital and operating needs, particularly if the charter rates in the drybulk charter market remain low for a prolonged period of time.  Based on an assumed offering price of $11.40 per share, which was the last reported closing price of our common shares on the Nasdaq Global Select Market on January 26, 2009, this offering of $500 million of our common shares would result in an offer and sale of 43,859,649 common shares. While we have recently sold 27.05 million common shares since October 2008 and are offering up to $500 million of our common shares pursuant to this prospectus supplement, we may have to attempt to sell additional shares in the future to satisfy our capital and operating needs. As our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates.  If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant.  Purchasers of the shares we sell pursuant to future offerings, as well as our existing shareholders, will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.

Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

    As previously mentioned, in light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise.  Until market conditions improve, it is unlikely that we will reinstate the payment of dividends.  In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends.  Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

The continued steep decline in the price of crude oil may affect the revenues that we are able to earn from our drilling rigs and the rates we are able to negotiate for our newbuilding drillships.

    The price of crude oil is volatile and has continued to fall sharply over the past few months despite significant reductions in crude production announced by OPEC.  Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships, or, possibly, the suspension of exploration and drilling programs.  Such changes and any such suspension could affect the rates which we receive for these rigs when their contracts expire, with the result that we will recognize less revenue from their operations.  The employment contract for the Leiv Eiriksson, which currently earns $517,000 per day, expires in September 2009.  We have not yet secured subsequent employment for the Leiv Eiriksson after the current contract expires. The contract for the Eirik Raude, which earns $637,000 on average over the contract period per day, expires in October 2011.  The counterparty to the contract, Tullow Oil, has an option through March 31, 2009 to extend the contract for one or two additional years. Similarly, were the spin off of our subsidiary, Primelead Shareholders Inc., not to occur, and if the price of crude oil were to fall, we may not be able to negotiate charter agreements for the four newbuilding drillships that are scheduled to be delivered to us in 2010 through 2011 at attractive rates or at all. If the spin off does not occur, we currently anticipate that we will not close the acquisition of the additional two newbuilding drillships identified as Hulls 1837 and 1838.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

    Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders

    A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation – United States Federal Income Tax Considerations – United States Federal Income Taxation of Holders – United States Federal Income Taxation of United States Holders”), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.  See "Taxation – United States Federal Income Tax Considerations – United States Federal Income Taxation of Holders – United States Federal Income Taxation of United States Holders “ for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or -chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income.  Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% (i.e., 50% of 4%) United States federal income tax on our gross shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the United States. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our subsidiaries that engage in drilling activities may be subject to taxation in the jurisdictions in which they conduct activities.

Our subsidiaries that provide services relating to drilling may be subject to taxation in the jurisdictions in which such activities are conducted.  Such taxation would result in decreased earnings available to our shareholders.

The spin off of our subsidiary, Primelead Shareholders Inc., may have adverse tax consequences to shareholders.

The proposed spin off of our subsidiary, Primelead Shareholders Inc., may be a taxable transaction to our shareholders depending upon their country of residence.  As a result, a shareholder may recognize gain and be subject to tax as a result of receiving shares of Primelead Shareholders Inc. in the spin off, notwithstanding that cash had not been received.  In addition, after the spin off, Primelead Shareholders Inc. may be treated as a passive foreign investment company, which would have adverse United States federal income tax consequences to a United States holder of shares of Primelead Shareholders Inc.  Under the passive foreign investment company rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of shares of Primelead Shareholders Inc., as if the excess distribution or gain had been recognized ratably over the shareholder's holding period in such shares.

USE OF PROCEEDS

              We will use the net proceeds from the sale of securities offered by this prospectus supplement for working capital, capital expenditures, repayment of indebtedness, general corporate purposes and, as needed, to enhance our liquidity and to assist us in complying with our loan covenants.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2008:

●	on an actual basis;

●
on an adjusted basis to give effect to (i) the additional drawdown of $157.5 million for the two drillships under construction; (ii) the additional drawdown of $250.0 million for Ocean Rig which was used for general corporate purposes; (iii) loan installment payments and loan repayments of $192.7 million made in October, November, December 2008 and January 2009; (iv) our issuance and sale of 2,069,700 common shares pursuant to our prospectus supplement dated October 21, 2008, resulting in net proceeds of $41.9 million after deducting issuance costs of $0.7 million; and (v) our issuance and sale of 24,980,300 common shares pursuant to our prospectus supplement dated November 5, 2008, resulting in net proceeds of $167.1 million after deducting issuance costs of $4.6 million;

●
on a further adjusted basis, giving effect to (i) our issuance and sale of $500,000,000 of our common shares pursuant to this prospectus supplement, or 43,859,649 common shares, at an assumed offering price of $11.40 per share, which was the last reported closing price of our common stock on January 26, 2009, resulting in net proceeds of $487.2 million after deducting estimated issuance costs of $12.8 million; and (ii) the issuance of 19,431,840 shares that were to be issued in exchange for the shares of the single purpose companies owning the nine Capesize drybulk carriers that we had agreed to acquire, amounting to $581.0 million. We would have assumed $217.7 million of existing debt in connection with the acquisition of these nine Capesize vessels.

	As of September 30, 2008
	Actual	As Adjusted (1)	As Further Adjusted (2)(4)(5)
	(in thousands of U.S. dollars)
Total debt, including current portion	$2,942,013	$3,156,838	$3,374,555

Shareholders’ equity
Preferred stock, $0.01 par value; 500,000,000 shares authorized, none issued	-	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 43,550,000 shares issued and outstanding at September 30, 2008; 70,600,000 shares issued as adjusted; 133,891,489 shares as further adjusted	435	706	1,338
Additional paid-in capital (3)	930,835	1,139,513	2,207,102
Accumulated other comprehensive income	1,906	1,906	1,906
Retained earnings	1,204,718	1,204,718	1,204,718
Total shareholders’ equity	2,137,894	2,346,843	3,415,064
Total capitalization	$5,079,907	$5,503,681	$6,789,619

(1)	There have been no significant adjustments to our capitalization since January 26, 2009, as so adjusted.
(2)	Assumes a sale price of $11.40 per share, which was the last reported closing price of our common stock on January 26, 2009.
(3)
The difference in the assumed average share price and the par value of the shares that were to be issued for the nine Capesize drybulk carriers is included in Additional paid-in capital. This table assumes an average share price $29.90 for the shares that would have been issued in connection with the acquisition of the nine Capesize vessels, which was the average share price before and after the date the agreements were executed and the announcement date.

(4)
Pursuant to our cancellation of the purchase agreements for these nine Capesize drybulk carriers, we will issue 6,500,000 common shares and 3,500,000 warrants to the nominees of the sellers.  These common shares and warrants have not been included in the above table.

(5)
Two of the tranches to be paid in connection with our disposal of the owning companies of three Capesize newbuildings may be paid at our option in common shares.  This potential issuance of an aggregate of 5,200,000 common shares has not been included in the table above.

The table above does include debt incurred in respect of the drillship newbuilding contracts for Hulls 1865 and 1866 which are owned by the Company. However, the table above does not include $413.0 million already incurred to finance payments made under the drillship newbuilding contracts for Hulls 1837 and 1838, which have not yet been acquired, and an additional $1.1 billion of newbuilding installment payments due in 2009 and afterwards, the financing for which has not yet been arranged.

PRICE RANGE OF COMMON STOCK

Our common stock currently trades on the NASDAQ Global Select Market under the symbol “DRYS”. Since the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, the  high and low closing price of our common stock were as follows:

	Sales Price
For the Period	High	Low
2009
January 1-January 26	$16.58	$10.49
2008
Fourth quarter	$35.45	$3.54
December	12.43	3.71
November	21.94	3.54
October	35.45	14.05
Third quarter	$79.61	$33.15
September	68.78	33.15
August	79.61	66.30
July	79.13	70.58
Second quarter	$110.74	$59.98
First quarter	$87.45	$52.18

On January 26, 2009, the closing price for our common stock on the Nasdaq Global Select Market was $11.40 per share.

TAXATION

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder or a Non-United States Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. Potential investors are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect.  The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described therein. References in the following discussion to “we” and “us” are to DryShips Inc. and its subsidiaries on a consolidated basis.

United States Taxation of Our Shipping Income

In General

We anticipate that we will derive a substantial amount of our gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which we refer to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% United States source income. Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to United States federal income tax.

Based upon our anticipated shipping operations, our vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States taxation under Section 883 of the Code, we will be subject to United States federal income taxation, in the manner discussed below, to the extent our shipping income is considered derived from sources within the United States.

Application of Code Section 883.

Under the relevant provisions of Section 883 of the Code and the final regulations interpreting Section 883, as promulgated by the United States Treasury Department, we will be exempt from United States taxation on our United States-source shipping income if:

(i)
We are organized in a “qualified foreign country,” which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and which we refer to as the “country of organization requirement,” and

(ii)	We can satisfy any one of the following two (2) stock ownership requirements:

●	more than 50% of our stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which we refer to as the “50% Ownership Test,” or

●	our stock is “primarily and regularly” traded on an established securities market located in the United States or in a qualified foreign country, which we refers to as the “Publicly Traded Test.”

The United States Treasury Department has recognized the Marshall Islands, Liberia, Panama and Malta, the countries of incorporation of ourselves and our ship-owning subsidiaries, as qualified foreign countries. Accordingly, we and each our subsidiaries that derive income from international transportation are expected to satisfy the country of organization requirement.

Therefore, our eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. Given that our shares are widely held and the ownership certification procedures that must be complied with in connection with the 50% Ownership Test, we do not expect to be able to satisfy the 50% Ownership Test for any taxable year. For the 2008 taxable year, we believe that we satisfied the Publicly-Traded Test since, for more than half the days of our 2008 taxable year, our stock was “primarily and regularly traded” on the Nasdaq Global Select Market which is an “established securities market” in the United States within the meaning of the Section 883 regulations.  We intend to take this position on our 2008 United States income tax returns. There are factual circumstances beyond our control that could cause us to fail to qualify for the benefit of this exemption and thereby become subject to United States federal income taxation on our United States source shipping income.  For instance, we and our subsidiaries may not be able to satisfy the Publicly Traded Test for any taxably year if, during more than half the days during such taxable year, shareholders who each owned, actually or under applicable constructive ownership rules, at least 5% of our common shares in the aggregate (“5% shareholders”) own, actually or under applicable constructive ownership rules, 50% or more of our common shares (the “closely-held rule”).  If we were subject to the closely-held rule, then we would not qualify for the Publicly-Traded Test, unless we could substantiate, that a sufficient portion of the common shares within the closely-held block were owned by 5% shareholders who were residents of one or more “qualified foreign countries” in order to prevent non-qualified 5% shareholders from owning 50% or more of our common shares.  These substantiation rules are onerous and there is no assurance that we would be able to satisfy them for any taxable year.

Taxation in Absence of Internal Revenue Code Section 883 Exemption.

To the extent the benefits of Section 883 are unavailable with respect to any item of United States-source shipping income, our United States-source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

●	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●
in the case of income from time or voyage charters, substantially all of our United States-source shipping income from time or voyage charters is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States or, in the case or bareboat charters, substantially all of our United States-source shipping income from bareboat charters is attributable to a fixed place of business maintained by us in the United States.

Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-source shipping income will be “effectively connected” with the conduct of a United States trade or business.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Taxation of Our Other Income

In addition to our shipping operations, we provide drilling services to third parties on the United States Outer Continental Shelf through our indirect wholly-owned subsidiary, Ocean Rig USA LLC.  Ocean Rig USA LLC is engaged in a trade or business in the United States.  Therefore, Ocean Rig USA LLC is subject to United States federal income tax on a net basis on its taxable income.  The amount of such taxable income and such United States federal income tax liability will vary depending upon the level of Ocean Rig USA LLC’s operations in the United States in any given taxable year. Distributions from Ocean Rig USA LLC to our subsidiary that owns the interests in Ocean Rig USA LLC may be subject to United States federal withholding tax at a 30% rate.

United States Federal Income Taxation of Holders

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of United States Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

 Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market, on which our common stock will be listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the United States Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder.  Legislation has been previously introduced in the United States Congress which, if enacted, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.  Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

         For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

         Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

        Taxation of United States Holders Making a Timely QEF Election

        If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

 Taxation of United States Holders Making a “Mark-to-Market” Election

        Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

        Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

         Finally, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-United States Holders”

        A beneficial owner of common stock that is not a United States Holder is referred to herein as a “Non-United States Holder.”

                Dividends on Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

         Sale, Exchange or Other Disposition of Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

●	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate United States Holder who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

        Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If a Non-United States Holder sells common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-United States Holder certifies that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If a Non-United States Holder sell common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-United States Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the Non-United States Holder outside the United States, if the Non-United States Holder sells common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the Internal Revenue Service.

Marshall Islands Tax Considerations

        We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders. Our dividend has been suspended by our board of directors.

Other Tax Considerations

         In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities.  The amount of any such tax imposed upon our operations may be material.

PLAN OF DISTRIBUTION

We have entered into a sales agreement with Merrill Lynch under which we may issue and sell from time to time up to $500,000,000 of our common shares through Merrill Lynch as our sales agent. Sales of our common shares, if any, will be made by means of ordinary brokers’ transactions on The Nasdaq Global Select Market, or Nasdaq,  otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. As agent, Merrill Lynch will not engage in any transactions that stabilize our common shares.

Merrill Lynch will offer the common shares subject to the terms and conditions of the sales agreement on a daily basis or as otherwise agreed upon by us and Merrill Lynch. We will designate the maximum amount and minimum price of common shares to be sold through Merrill Lynch on a daily basis or otherwise determine such amounts together with Merrill Lynch. Subject to the terms and conditions of the sales agreement, Merrill Lynch will use its commercially reasonable efforts to sell on our behalf all of the designated common shares. We may instruct Merrill Lynch not to sell common shares if the sales cannot be effected at or above the price designated by us in any such instruction. We or Merrill Lynch may suspend the offering of common shares being made through Merrill Lynch under the sales agreement upon proper notice to the other party.

Merrill Lynch will receive from us a commission equal to 2.5% of the gross sales price per share for any common shares sold through it as our sales agent under the sales agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such common shares.

Merrill Lynch will provide written confirmation to us following the close of trading on The Nasdaq Global Select Market each day in which common shares are sold by it for us under the sales agreement. Each confirmation will include the number of common shares sold on that day, the gross sales price per common share, the net proceeds to us, and the compensation payable by us to Merrill Lynch.

Settlement for sales of common shares will occur, unless the parties agree otherwise, on the third business day that is also a trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement.

We will report at least quarterly the number of common shares sold through Merrill Lynch under the sales agreement, the net proceeds to us, and the compensation paid by us to Merrill Lynch in connection with the sales of common shares.

In connection with the sale of the common shares on our behalf, Merrill Lynch may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation paid to Merrill Lynch may be deemed to be underwriting commissions or discounts. We have agreed in the sales agreement to provide indemnification and contribution to Merrill Lynch against certain civil liabilities, including liabilities under the Securities Act.

If Merrill Lynch or we have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934 are not satisfied, that party will promptly notify the other and sales of common shares under the sales agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of Merrill Lynch and us.

We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to Merrill Lynch under the sales agreement, will be approximately $290,000.

The offering of common shares pursuant to the sales agreement will terminate upon the earlier of (1) thirty days from the date of the sales agreement (unless extended by the mutual written consent of Merrill Lynch and us), (2) the sale of up to $500,000,000 of our common shares offered by this prospectus supplement and the accompanying prospectus and (3) the termination of the sales agreement by either Merrill Lynch or us.

No Sales of Similar Securities

        We and Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, have agreed that for 60 days from the date of the sales agreement, we will not issue and sell, and he will not sell or transfer, any shares of our common stock without first obtaining the written consent of Merrill Lynch.  Specifically, we and Mr. Economou have agreed, subject to certain exceptions, not directly or indirectly, to:

●	offer, pledge, sell or contract to sell any shares of common stock;

●	sell any option or contract to purchase any shares of common stock;

●	purchase any option or contract to sell any shares of common stock;

●	grant any option, right or warrant for the sale of any shares of common stock;

●	lend or otherwise dispose of or transfer any shares of common stock;

●	request or demand that we file a registration statement related to the common stock; or

●
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       These lock-up provisions apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock.  These provisions also apply to common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition.  In the event that either (a) during the last 17 days of the 60-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The lock-up provisions do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York. The sales agent is being represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPENSES

           The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$ 19,650
Legal fees and expenses	$200,000
Accounting fees and expenses	$ 65,000
Miscellaneous	$ 5,350
Total:	$290,000